June 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Re:	Parnell Pharmaceuticals Holdings Ltd

Registration Statement on Form F-1 (File No. 333-196065)

Form 8-A (File No. 001-36494)

Acceleration Request

Requested Date: Tuesday, June 17, 2014

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Parnell Pharmaceuticals Holdings Ltd. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-196065) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Registrant hereby requests that the above referenced Form 8-A (File No. 001-36494) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff. The Registrant hereby authorizes each of Andrew P. Gilbert and David C. Schwartz of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to David C. Schwartz of DLA Piper LLP (US) at 973-520-2555. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to David C. Schwartz via facsimile at 973-520-2575. Thank you for your assistance.

Very truly yours, /s/ Robert T. Joseph Robert T. Joseph President and Chief Executive Officer

cc:	Via E-mail

Andrew Gilbert, Esq., DLA Piper LLP (US)

David Schwartz, Esq., DLA Piper LLP (US)

Donald Murray, Esq., Covington & Burling, LLP